Faegre Drinker Biddle & Reath LLP

One Logan Square, Ste. 2000

Philadelphia, PA 19103-6996

www.faegredrinker.com

October 21, 2020

VIA EDGAR TRANSMISSION

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Destra International & Event-Driven Credit Fund (the “Fund”)

(Registration Nos. 333-221584; 811-23309)

Preliminary Proxy Statement

Ladies and Gentlemen:

Enclosed for filing pursuant to Rule 14a-6(a) of the Securities Exchange Act of 1934, as amended, please find a copy of the Fund’s Preliminary Proxy Statement. This Preliminary Proxy Statement is being filed in connection with a special meeting of shareholders of the Fund being held to approve the following: (i) the approval of a new advisory agreement for the Fund, (ii) the approval of a new sub-advisory agreement for the Fund and (iii) the approval of a new sub-sub-advisory agreement for the Fund.

Questions and comments concerning this filing may be directed to the undersigned at (215) 988-2959.

Sincerely, /s/ Joshua B. Deringer Joshua B. Deringer